December 19, 2005

Mail Stop 4561

Mr. Timothy R. Redpath
Chief Executive Officer
CS Financing Corporation
45 San Clemente Drive, Suite B210
Corte Madera, CA 94925

Re: CS Financing Corporation
Registration Statement on Form S-1
Filed November 23, 2005
File No. 333-129919

Dear Mr. Redpath:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It would appear that CS Financing is acting as a conduit for the funds raised by the sale of the notes to Hennessy. Therefore, Hennessy appears to be a co-registrant for the notes. Please refer to Rule 140 and revise or provide a detailed legal analysis as to why Hennessy should not be a co registrant.

2.   Please make every attempt to include all exhibits, including the legality opinion, in your next filing. They are subject to review and the staff will need time to examine them.

3.   Please revise any section where you have stated "the summary is not complete" to provide a complete summary (for examples, see: Investment Strategy; Hennessey Loan, page 18; Description of 5 Year Notes, page 28).

4.   Please provide us with your complete and fulsome analysis of Staff Accounting Bulletin Topic 1:I. Revise your filing as necessary based on that analysis.

5.   On page 28 you refer to "properly completed investment documentation." Please provide the staff with copies of all documentation that an investor will have to execute or otherwise provide in order to invest in the notes. Also, please provide the staff with copies of all marketing materials.

6.   Provide the staff, with a view towards further revisions to your disclosure, with a complete description of all ownership interests, debt holdings, cross ownership interests and any other economic, legal or other connections between CS Funding, its officers and directors, their affiliates, Capital Solutions Associates, Capital Solutions Management, Hennessy, Hennessy Monthly Income Fund LLP, their officers, directors, major shareholders or partners and the affiliates of any such entity.

7.   The staff is not able to find the information called for by Item 403 and Item 503(d) of S-K.

Cover page of prospectus

8.   In the second paragraph, please specify that the interest rate of 10% is per annum.

9.   We note your disclosure in the fifth paragraph; however please include as a separate paragraph, in bold, that you are not a bank and the Notes are not insured by the FDIC.

10.   Revise the cover page to indicate that you intend, initially at least, all funds to Hennessy, a related party to your officers and directors.

11.   Revise the cover page to clarify that an investment in your debt is speculative and should only be undertaken by investors that can afford to lose their entire investment.

Our Company, page 1

12.   We were unable to locate a website for CS Financing. If you do not have a website, please revise the first paragraph.

13.   Currently, you define mezzanine financing as loans that are "sandwiched between the senior debt and owners' equity." Please elaborate on this definition to more clearly articulate the product.

The Offering, page 1

14.   Please include a heading for "Redemption by the You/Investor" which addresses the ability, if any, of investors to redeem their notes prior to full maturity. Please include any penalties that may apply.

Risk Factors, page 4

General

15.   In the first paragraph of this section, you state the "Notes are subject to a number of risks, including but not limited to those described below." Please revise the preamble to clarify that you have discussed all risks that management believes may be material and remove the reference to other risks.

16.   Some of your risk factors (and even risk factor captions) contain language like "we cannot assure you" or guarantee a result when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate such language.

17.   Virtually all of the headings for your risk factors merely state a fact and do not describe a risk from the perspective of an investor in your notes. For example, the first risk factor's heading is "Limited or No Operating History." It is not clear why this is a risk, presumably because an investor will not be able to evaluate your ability to generate sufficient cash flows to cover your principle and interest payments. Revise all the headings in the Risk Factors section so that they adequately describe the nature of the risk that is discussed in the following risk factor.

We are controlled by one shareholder, page 6

18.   Please specify the titles of Messrs. Redpath and Bozora in the last sentence of this risk factor to make it clear that they are executive officers of CS Financing.

Lack of Insurance, page 7

19.   In this risk factor you claim that you "are requiring Hennessey to provide [you] with title insurance" but then discuss the risk if "Hennessey fails to provide insurance or if [you] do not require such insurance…". Please reconcile this disclosure to clarify whether you will require insurance or not.

Reliance on Key Personnel, page 8

20.   Revise this risk factor to clarify which employees you rely upon and what agreements or other business would terminate in the event that the employee no longer is employed by CS Financing. You refer to Hennessy and your reliance upon that company, but it is not clear how that reliance is reflected in the heading or the rest of this risk factor.

Business, page 12

21.   Your disclosure on page 9 indicates that you "may lend money to…borrowers that are either unable or unwilling to obtain financing from traditional sources". Please revise this section to elaborate on this practice and more clearly disclose the likelihood of lending to credit-impaired borrowers. To the extent possible, disclose the ranges of credit quality of the borrowers that you expect to lend to. Highlight the extent to which that quality would be below investment grade or sub-prime. Update this disclosure in your future filings as well to discuss the credit quality of your actual lending as it occurs.

22.   In this section and throughout the document, avoid phrases like "in our experience." As you note in the first risk factor, your company does not have an operating history. Instead, clarify whose experience you are relying upon to make these statements.

Financing a Land Development Project, page 13

23.   Revise this section to discuss the risks inherent in your plan to defer principal repayments until the senior lender has been repaid. These would include greater exposure to the overall success of the project as your loans become a greater percentage of the financing.

Market Overview, page 14

24.   Revise this section to discuss why you have selected the market areas that you have discussed. Please further discuss CS Financing's and Hennessy's experience in making loans in these markets and to the developers in these markets.

Economic Considerations, page 16

25.   Please elaborate on the "diverse loan types" you intend to offer, as described in this section.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

26.   Please revise your current disclosure to address the requirements of Item 303 of
        Regulation to include a discussion of liquidity, capital resources, results of operations,
        off-balance sheet arrangements, and contractual obligations.

27.   Revise your disclosure to provide your business plan for deploying funds raised from the
        sale of notes. In particular, since you do not have any appreciable assets other than the
        proceeds from the stale of the notes, how will you be able to make interest payments. Do
        you have agreements with Hennessy to finance any particular projects? If so, what is
        your initial commitment? The investor must be able to understand your ability to service
        your principal and interest payment obligations. Consider revising your disclosure in the
        Risk Factor section based upon your response to this comment.

Overview, page 17

28.   In the penultimate sentence of this section, please clarify to whom the loans will be made
        that Hennessey will guarantee. Does this refer to a guarantee for loans to Hennessy
        affiliates?

Investment Strategy; Hennessey Loan, page 18

29.   In the last sentence of this section, you state the "summary is not complete." Please
        provide a complete summary of all material terms.

Description of Hennessy's Management, page 23

Advisory Board, page 23

30.   Please revise this section to incorporate the service this Board will provide to CS
        Financing.

Potential Conflicts of Interest, page 25

31.   Revise this section to include all the information required by Item 404 of Regulation S-K.

Description of the 5 Year Notes, page 28

32.   While you can refer the reader to the indenture, the summary included in the registration
        statement must be complete and include all material information. Remove your reference
        to the "summary is not complete" and ensure that all necessary information is included in
        this section.

Events of Default, page 30

33.   Revise this section to clarify what you mean by "so long as the Senior Debt has not matured by lapse of time, acceleration or otherwise." Also, please advise the staff as to the authority that would extinguish your requirement to pay principle and interest owed on the notes in the event that the above referenced events have occurred for your senior debt.

34.   Revise your disclosure to describe the "certain limitations" on the right of the trustee…to obtain payment."

Where you can find further information, page 32

35.   Please update the SEC's address. We have moved to 100 F Street, NE, Washington, D.C. 20549.

Management

Bonus Compensation of Officers and Directors – Stock Options, page 27

36.   Please revise to clearly disclose how you expect to account for your non statutory stock option plan. Clearly disclose how you valued these instruments. Revise to quantify the impact of any compensation expense that will be triggered by your registration statement.

Financial Statements

Statement of Cash Flows, page F-6

37.   Please revise your Statement of Cash Flows to more clearly reflect your accounting for the debt placement costs, loan origination costs, components of stockholders' equity, and net loss

Note 1 – Summary of Significant Accounting Policies

Income Taxes, page F-8

38.   Please revise to address the disclosure requirements of SFAS 109, in particular related to your deferred tax assets and any related valuation allowance. Revise to provide a rollforward of your deferred tax valuation allowance and continue this disclosure in future filings.

Recent Accounting Pronouncement, page F-8

39.   Please revise to disclose when you expect to adopt SFAS 123R and explain its impact on your financial statements.

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Isa Farhat at (202) 551-3485 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Todd A. Duckson, Esq.
        Hinshaw & Culbertson LLP
        3100 Campbell Mithun Tower
        222 South Ninth Street
        Minneapolis, MN 55402